Atlantic State Partners, LLC

Notes to Financial Statement

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1. Nature of Business

Atlantic State Partners, LLC (the "Company") was organized as a limited liability company in the State of New York on May 21, 2007, registered as a broker dealer in November 2008, and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

The Company provides investment banking, strategic advisory and management consulting services. The Company does not hold customer funds nor does it safe keep securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The financial statement was approved by management and available to be issued on January 25, 2016. Subsequent events have been evaluated through this date.

Cash

The Company maintains its cash balance in a bank account with one financial institution. The Company has not experienced any losses in this account and does not believe there to be any significant credit risk with respect to these deposits.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3- 1. This rule requires the maintenance of minimum net capital (as defined) and that the ratio of aggregate indebtedness to net capital (both as defined), shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was $7,397, which was $2,397 in excess of its minimum net capital requirement of $5,000, and its ratio of aggregate indebtedness to net capital was 0.85 to 1.

Atlantic State Partners, LLC

Notes to Financial Statement

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4. Exemption from Rule 15c3-3

The Company is exempt from the Security Exchange Commission Rule 15c3- 3; therefore, it is not required to maintain a" Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2015 or during the year then ended.

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

7. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on the financial statement.

8. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statement. In most cases, management has determined that the pronouncement

Atlantic State Partners, LLC

Notes to Financial Statement

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has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statement taken as a whole.